

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

<u>Via E-mail</u>
Richard Chiang
President
Alpine 5 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

>    **Re:    Alpine 5 Inc.**
>    **Registration Statement on Form 10-12G**
>    **Filed May 8, 2014**
>    **File No. 000-55206**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Financial Information</u>

<u>Management's Discussion and Analysis of Financial Condition and Result of Operations, page 14</u>

1.  Please tell us and disclose the terms of, and file on EDGAR the agreement between Mr. Richard Chiang and ALPINE 5 Inc. to fund any costs "for the next twelve months and beyond."  We note that costs will be incurred for the filing of Exchange Act reports, and the investigation, analyzing, and consummating an acquisition.  Also, please clarify whether this commitment is strictly for the next twelve months or an extended period.

2.  Please tell us and disclose in detail the relationship between Mr. Richard Chiang and his employer Tech Associates Inc. (Tech Associates) including his ownership, if any, title, and role within their organization.  Further, please file on EDGAR any written agreements between Mr. Chiang and Tech Associates, including those to pay the

company's expenses in the form of a loan should funds contributed by Mr. Chiang be insufficient.

Prior Blank Check Company Experience, page 17

3.  We note that a registration statement on Form 10 to register a class of securities under Section 12(g) becomes automatically effective 60 days after the date of filing.  Please revise your disclosure in this section under the heading "Operating Status" to identify the date that is 60 days after relevant filing date of the respective registration statement as the date of effectiveness.

Summary Compensation Table, page 24

Statements of Operations, page F-4

4.  Please tell us why the company will not have any expenses until consummation of a transaction.  We note that Mr. Chiang has paid all expenses incurred by the Company, and has committed to funding all expenses to be incurred by the Company through the date of completion of a business transaction.  However, such expenses, including those for the audit of ALPINE 5's financial statements, resident agent fees, and other basic state and local taxes, would be expenses of the Company.   Please advise why these types of expenses have not been recognized in ALPINE 5's financial statements with a credit to additional-paid in capital (equity) for the period from April 22, 2014 (inception) through April 30, 2014.

Financial Statements

Index to Financial Statements

5.  Please revise to reflect as of April 30, 2014 and for the period from April 22, 2014 (date of inception) to April 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director